SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2016 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

Radio One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended March 31, 2016. A copy of the press release is attached as Exhibit 99.1.

ITEM 7.01. Regulation FD

During the course of the Company's conference call to discuss its results for its quarter ended March 31, 2016, management provided guidance with respect to consolidated adjusted EBITDA and the cable segment's adjusted EBITDA for the year ending December 31, 2016. Management noted that it expects consolidated adjusted EBITDA to be in the range of approximately $133 million to $137 million for the year ending December 31, 2016 and the cable segment's adjusted EBITDA to be in the range of the mid $70 millions for the same period.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated May 5, 2016: Radio One, Inc. Reports First Quarter Results.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

May 10, 2016

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

May 5, 2016   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS FIRST QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended March 31, 2016. Net revenue was approximately $109.1 million, an increase of 3.1% from the same period in 2015. Station operating income[1] was approximately $39.6 million, an increase of 10.1% from the same period in 2015. The Company reported operating income of approximately $18.8 million compared to operating income of approximately $15.6 million for the same period in 2015. Net loss was approximately $3.9 million or $0.08 per share compared to net loss of $18.5 million or $0.39 per share, for the same period in 2015.

Alfred C. Liggins, III, Radio One's CEO and President stated, "We saw a sequential monthly improvement in our radio revenues as the first quarter progressed, and that positive momentum is continuing into Q2 where we are pacing up low single digits. Political revenues were strong, which augurs well for the fourth quarter when we historically receive the bulk of political radio advertising. TV One had a strong first quarter, with growth in both advertising (+3.5%) and affiliate revenues (+12.3%). All four of our reportable segments posted year over year double digit Adjusted EBITDA growth. Overall I was pleased with our 13% growth in consolidated Adjusted EBITDA, the stabilization of our radio revenues, and growth of radio cashflow."

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RESULTS OF OPERATIONS

		Three Months Ended March 31,		
		2016		2015
STATEMENT OF OPERATIONS		(unaudited)		(unaudited, as reclassified[2])
		(in thousands, except share data)		
NET REVENUE	$	109,088	$	105,763
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation		34,003		34,457
Selling, general and administrative, excluding stock-based compensation		35,449		35,314
Corporate selling, general and administrative, excluding stock-based compensation		11,374		9,730
Stock-based compensation		772		1,581
Depreciation and amortization		8,682		9,088
Total operating expenses		90,280		90,170
Operating income		18,808		15,593
INTEREST INCOME		68		7
INTEREST EXPENSE		20,638		19,245
OTHER INCOME, net		(11)		(152)
Loss before provision for income taxes and noncontrolling interest in income of subsidiaries		(1,751)		(3,493)
PROVISION FOR INCOME TAXES		1,775		8,530
CONSOLIDATED NET LOSS		(3,526)		(12,023)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		421		6,466
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(3,947)	$	(18,489)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(3,947)	$	(18,489)
Weighted average shares outstanding - basic and diluted[3]		48,664,524		47,608,038

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	Three Months Ended March 31,	
	2016	2015
PER SHARE DATA - basic and diluted:	(unaudited)	(unaudited, as reclassified[2])
	(in thousands, except per share data)	
Consolidated net loss attributable to common stockholders (basic and diluted)	$ (0.08)	$ (0.39)
SELECTED OTHER DATA		
Station operating income [1]	$ 39,636	$ 35,992
Station operating income margin (% of net revenue)	36.3%	34.0%
Station operating income reconciliation:		
Consolidated net loss attributable to common stockholders	$ (3,947)	$ (18,489)
Add back non-station operating income items included in consolidated net loss:		
Interest income	(68)	(7)
Interest expense	20,638	19,245
Provision for income taxes	1,775	8,530
Corporate selling, general and administrative expenses	11,374	9,730
Stock-based compensation	772	1,581
Other income, net	(11)	(152)
Depreciation and amortization	8,682	9,088
Noncontrolling interest in income of subsidiaries	421	6,466
Station operating income	$ 39,636	$ 35,992
Adjusted EBITDA[4]	$ 30,732	$ 27,105
Adjusted EBITDA reconciliation:		
Consolidated net loss attributable to common stockholders	$ (3,947)	$ (18,489)
Interest income	(68)	(7)
Interest expense	20,638	19,245
Provision for income taxes	1,775	8,530
Depreciation and amortization	8,682	9,088
EBITDA	$ 27,080	$ 18,367
Stock-based compensation	772	1,581
Other income, net	(11)	(152)
Noncontrolling interest in income of subsidiaries	421	6,466
Employment Agreement Award and incentive plan award expenses	2,239	368
Severance related costs*	231	475
Adjusted EBITDA	$ 30,732	$ 27,105

* The Company has modified the definition of Adjusted EBITDA for the inclusion of severance related costs. All prior periods have been reclassified to conform to current period presentation.

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	March 31, 2016	December 31, 2015
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 72,667	$ 67,376
Intangible assets, net	1,038,438	1,042,956
Total assets	1,342,790	1,346,524
Total debt (including current portion, net of original issue discount and issuance costs)	1,024,744	1,024,337
Total liabilities	1,406,731	1,407,062
Total deficit	(76,025)	(71,824)
Redeemable noncontrolling interest	12,084	11,286

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount and issuance costs of approximately $11.0 million (subject to variable rates) *(a)*	$ 336,377	5.11%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of approximately $3.0 million (fixed rate)	331,990	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $5.5 million (fixed rate)	344,505	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable LIBOR plus a spread that is incorporated into the applicable interest rate set forth above..

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended March 31,			
	2016	**2015**	**$ Change**	**% Change**
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 50,566	$ 51,284	$ (718)	-1.4%
Political Advertising	1,526	56	1,470	2625.0%
Digital Advertising	6,482	7,191	(709)	-9.9%
Cable Television Advertising	21,954	21,207	747	3.5%
Cable Television Affiliate Fees	27,410	24,411	2,999	12.3%
Event Revenues & Other	1,150	1,614	(464)	-28.7%
Net Revenue (as reported)	$ 109,088	$ 105,763	$ 3,325	3.1%

Net revenue increased to approximately $109.1 million for the quarter ended March 31, 2016, from approximately $105.8 million for the same period in 2015, an increase of 3.1%. Net revenue from our radio broadcasting segment decreased 0.5% for the quarter ended March 31, 2016, compared to the same period in 2015. We experienced net revenue growth most significantly in our Charlotte, Cleveland, and Washington D.C. markets, with our Houston, Indianapolis and Philadelphia markets experiencing the most significant declines. We recognized approximately $49.5 million of revenue from our cable television segment during the three months ended March 31, 2016, compared to approximately $45.7 million for the same period in 2015, with increases in advertising sales and subscriber rates for certain affiliates. Net revenue from our Reach Media segment increased approximately $263,000 for the quarter ended March 31, 2016, compared to the same period in 2015. Our internet segment generated approximately $5.4 million in net revenue for the three months ended March 31, 2016, compared to approximately $5.7 million during 2015, a decrease of 5.6% due to decreases in alliance revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $80.8 million for the quarter ended March 31, 2016, up 1.7% from the approximately $79.5 million incurred for the comparable quarter in 2015. There was an increase in corporate expenses due to an increase in compensation expense for the Chief Executive Officer in connection with the valuation of the Employment Agreement Award element in his employment agreement.

Depreciation and amortization expense decreased to approximately $8.7 million compared to approximately $9.1 million for the quarters ended March 31, 2016 and 2015, respectively, a decrease of 4.5%. The decrease was due to the completion of useful lives for certain assets.

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Interest expense increased to approximately $20.6 million for the three months ended March 31, 2016, compared to approximately $19.2 million for the same period in 2015. On April 17, 2015, the Company's 2011 Credit Agreement, as amended, and TV One notes were paid off, with balances of $367.6 million and $119.0 million, respectively. The payoffs were achieved by the Company entering into its new $350.0 million 2015 Credit Facility, issuing the 2022 Notes in an aggregate principal amount of $350.0 million and the Comcast Note in the aggregate principal amount of approximately $11.9 million. The Company made cash interest payments of approximately $20.6 million for the quarter ended March 31, 2016, compared to cash interest payments of approximately $25.8 million for the quarter ended March 31, 2015.

For the three months ended March 31, 2016, and 2015, the provision for income taxes was approximately $1.8 million and $8.5 million, respectively, primarily attributable to the deferred tax liability ("DTL") for indefinite-lived intangible assets. The decrease in tax provision was primarily due to the completion of tax amortization from previously acquired indefinite-lived intangible assets, which reduced the DTL and related deferred tax expense. The Company paid $105,000 and $54,000 in taxes for the quarters ended March 31, 2016 and 2015, respectively.

The decrease in noncontrolling interests in income of subsidiaries is due primarily to our increased ownership percentage of TV One.

Other pertinent financial information includes capital expenditures of approximately $1.2 million and $2.9 million for the quarters ended March 31, 2016 and 2015, respectively. As of March 31, 2016, the Company had total debt (net of cash balances) of approximately $952.1 million. During the three months ended March 31, 2016, the Company repurchased 330,111 shares of Class D common stock, granted to certain employees, in the amount of $567,791 at an average price of $1.72 per share. The Company, as part of its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee's tax obligations in connection with the vesting of share grants under the plan. During the three months ended March 31, 2016, the Company did not repurchase any Class A common stock and repurchased 60,566 of Class D common stock in the amount of $81,121 at an average price of $1.34 per share. There were no stock repurchases made during the three month period ended March 31, 2015.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months ended March 31, 2016 and 2015, are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts.

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| | | Three Months Ended March 31, 2016 | | | | | |
| | | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 109,088	$ 44,759	$ 10,970	$ 5,420	$ 49,483	$ (1,544)
OPERATING EXPENSES:						
Programming and technical	34,003	9,896	5,788	1,817	17,582	(1,080)
Selling, general and administrative	35,449	19,550	2,039	3,392	10,932	(464)
Corporate selling, general and administrative	11,374	-	947	-	2,462	7,965
Stock-based compensation	772	84	10	3	-	675
Depreciation and amortization	8,682	1,144	42	444	6,553	499
Total operating expenses	90,280	30,674	8,826	5,656	37,529	7,595
Operating income (loss)	18,808	14,085	2,144	(236)	11,954	(9,139)
INTEREST INCOME	68	-	-	-	-	68
INTEREST EXPENSE	20,638	341	-	-	1,919	18,378
OTHER INCOME, net	(11)	-	-	-	-	(11)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(1,751)	13,744	2,144	(236)	10,035	(27,438)
PROVISION FOR INCOME TAXES	1,775	1,729	37	-	9	-
CONSOLIDATED NET (LOSS) INCOME	(3,526)	12,015	2,107	(236)	10,026	(27,438)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	421	-	-	-	-	421
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (3,947)	$ 12,015	$ 2,107	$ (236)	$ 10,026	$ (27,859)
Adjusted EBITDA[4]	$ 30,732	$ 15,493	$ 2,217	$ 217	$ 18,504	$ (5,699)

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| | | Three Months Ended March 31, 2015 | | | | |
| | | (in thousands, unaudited, as reclassified2) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 105,763	$ 44,969	$ 10,707	$ 5,744	$ 45,733	$ (1,390)
OPERATING EXPENSES:						
Programming and technical	34,457	10,176	5,650	2,303	17,449	(1,121)
Selling, general and administrative	35,314	21,252	2,171	3,386	9,393	(888)
Corporate selling, general and administrative	9,730	-	880	-	2,947	5,903
Stock-based compensation	1,581	107	-	21	-	1,453
Depreciation and amortization	9,088	1,156	263	640	6,504	525
Total operating expenses	90,170	32,691	8,964	6,350	36,293	5,872
Operating income (loss)	15,593	12,278	1,743	(606)	9,440	(7,262)
INTEREST INCOME	7	-	-	-	(82)	89
INTEREST EXPENSE	19,245	305	-	-	3,039	15,901
OTHER (INCOME) EXPENSE, net	(152)	27	-	-	-	(179)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(3,493)	11,946	1,743	(606)	6,319	(22,895)
PROVISION FOR INCOME TAXES	8,530	8,500	30	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(12,023)	3,446	1,713	(606)	6,319	(22,895)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,466	-	-	-	-	6,466
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (18,489)	$ 3,446	$ 1,713	$ (606)	$ 6,319	$ (29,361)
Adjusted EBITDA4	$ 27,105	$ 13,950	$ 2,008	$ 73	$ 15,982	$ (4,908)

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Radio One, Inc. will hold a conference call to discuss its results for first fiscal quarter of 2016. This conference call is scheduled for Thursday, May 05, 2016 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-288-9626; international callers may dial direct (+1) 612-332-0632.

A replay of the conference call will be available from 12:00 p.m. EDT May 05, 2016 until 11:59 p.m. EDT May 07, 2016. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 392220. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 56 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of the Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1 "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, and interest income. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless station operating income is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of station operating income may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to station operating income has been provided in this release.

2 Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no effect on any other previously reported or consolidated net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "As Reclassified."

3 For the three months ended March 31, 2016 and 2015, Radio One had 48,664,524 and 47,608,038 shares of common stock outstanding on a weighted average basis (basic and fully diluted), for outstanding stock options, respectively.

4 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, Employment Agreement and incentive plan award expenses, severance related costs, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.